50 Jericho Quadrangle (Suite 109)
Jericho, NY 11753

Via EDGAR

September 21, 2011

United States Securities Exchange Commission
100 F Street
Washington, DC 20549
Attn: Sheila Stout

Re:	Ameritrans Capital Corporation Annual Report on Form 10-K for the Year Ended June 30, 2010 File No. 814-00193

Dear Ms. Stout:

Set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission ("SEC") delivered telephonically by Ms. Sheila Stout on August 22, 2011 concerning the Annual Report on Form 10-K for the year ended June 30, 2010 (the “2010 10-K”) of Ameritrans Capital Corporation (the “Company”, “Ameritrans”, “we” or “us”).

In the following discussion, we have summarized the Staff’s oral comments in boldface and provided the Company’s response to each such comment immediately thereafter.  The comments have been numbered for convenience.

Consolidation of Subsidiaries

1.
We note that Elk Capital Corporation (“Elk Capital”) and EAF Holding Corporation (“EAF”) appear to both be consolidated subsidiaries of Ameritrans.  Please confirm whether Elk Capital and EAF have always been consolidated and whether there have been any changes in the method of accounting for these subsidiaries.

Response:  Elk Capital and EAF are each 100% owned subsidiaries of Ameritrans and, as such, have been included in Ameritrans’ consolidated financial statements since their inception. There have been no changes in our method of accounting for Elk and EAF.

Expenses

2.
We note that Ameritrans’ Management’s Discussion and Analysis of Financial Condition and Results of Operations indicates that Ameritrans’ expense ratio was approximately 70%.  With a view towards future disclosure, please explain why your expense ratio was relatively high during the 2010 fiscal year and discuss the effect of expenses on the Company’s performance.

The size of Ameritrans’ expenses in 2010 in relation to the size of its portfolio can be explained by two primary factors:

(1)
Revenue decreased approximately 50% because the investment portfolio had been substantially reduced during the 2010 fiscal year. Upon the sale of the taxicab medallion business in the Company’s fiscal year ended June 30, 2009, the Company used substantially all of the proceeds to pay down bank debt, which left diminished funds available for income producing investments.

(2)
Although total expenses (excluding advisory fees) decreased $871,000, or 16%, Ameritrans had contractual obligations that could not be reduced, immediately, during fiscal 2010, including obligations pursuant to employment agreements and our prior office leases. As noted in the Company’s Form 10-K for 2009, the Company had commitments in 2010 for employment contracts, which amounted $1,125,000, or 21% of its total 2010 expenses, excluding advisory fees. In addition, as disclosed in the Company’s Form 10-K for 2009, the Company was obligated for occupancy costs of $230,000 in fiscal 2010. This amount, combined with a lease termination fee of $260,000, aggregating $490,000, represented 9% of our total expenses, excluding advisory fees. Together, employment and occupancy commitments, aggregating $1,585,000, represented 30% of our total expenses (excluding advisory fees) in fiscal 2010.

We have significantly reduced our operating expenses by, among other things, terminating three of our employment agreements and our office lease. In addition, the growth in our portfolio has generated additional investment income.    In future relevant filings with the SEC, we will provide more detailed disclosure and discussion regarding our expenses and their effect on the Company’s performance.

3.
We note that Ameritrans’ employee expenses appear to be relatively high for an externally managed fund.  Please explain why Ameritrans’ employee expenses were so high if it is externally managed.  Alternatively, if the fund is not externally managed, please explain the role of its employees compared to the role of its advisor. In addition, please explain the distinction between the Company’s advisory arrangement and related fees as compared to a management arrangement for an externally managed fund.

Response:  At the outset, we note that Ameritrans is internally managed.  The Company’s management team is led by its Chief Executive Officer, Michael Feinsod; Executive Vice-President, Silvia Mullens and Chief Financial Officer, Richard Feinstein, under the supervision of the Company’s board of directors.  At June 30, 2010, Ameritrans had eight employees and, in part due to the significant employee expenses of the Company noted by the Staff, reduced its headcount to five employees during the year ended June 30, 2011.

Although Ameritrans is internally managed, pursuant to an Investment Management and Advisory Agreement, Velocity Capital Advisors (“Velocity”) provides advisory services, which include research, suggestions and recommendations for potential investments by the Company and periodic analysis and recommendations regarding investments made by Ameritrans at the suggestion of Velocity.  Ameritrans has a formal Investment Committee, comprised of both internal management and disinterested directors, that reviews all potential investments and makes the final decision for each investment and the continuation of such investment. As such, Velocity provides only recommendations and advice and has no management authority in any of the Company’s investment decisions. Velocity is compensated based on the size and performance of the investments made pursuant to its recommendations.

Life Insurance Settlement Contracts

4.
Please confirm whether life insurance settlement contracts constitute qualifying assets or comprise a portion of the 30% of Ameritrans’ assets that are not required to be qualified.  If life insurance settlement contracts are part of the 30% of non-qualified assets, please confirm whether these assets have ever been classified as qualified assets or have always been classified as a portion of the non-qualified assets that Ameritrans is permitted to hold and whether they have ever exceeded 30% of the Company’s assets.

Response:  Ameritrans confirms that life insurance settlement contracts comprise a portion of the 30% of Ameritrans’ assets that are not required to be qualified.  Ameritrans confirms these assets have never been classified as qualified assets and have always been classified as a portion of the non-qualified assets that Ameritrans is permitted to hold.  Such non-qualified assets have never exceeded 30% of the Company’s assets.

5.	Please confirm whether the life insurance settlement contracts are saleable.

Response:  Ameritrans confirms that each of its life insurance settlement contracts is saleable.

6.	Please confirm that the five life insurance settlement contracts in effect at June 30, 2010 are currently in effect.

Response:  Ameritrans confirms that each of its life insurance settlement contracts that was in effect at June 30, 2010 remained in effect as of June 30, 2011.  We note, however, on August 17, 2011, the Company was notified that the insured individual who was the subject of one of the Company’s life insurance settlement contracts is deceased and, on September 14, 2011, we received proceeds from such policy.

7.
We note that Ameritrans appears to have written off a portion of the life insurance settlement contracts.  Please explain whether there was a realized loss at the time the life insurance settlement contracts were written off and describe how any realized loss or write-off has been accounted for.

Response:  As noted in Note 2 of Notes to Consolidated Financial Statements in the 2010 10-K, the Company incurred realized losses in connection with the sale of one life insurance settlement policy and the lapsing of other policies, which resulted in the write-off reflected in the 2010 10-K.  All of Ameritrans’ life insurance settlement contracts are carried at fair value, which is computed by an  analysis which incorporates actual premiums paid, anticipated life expectancies, future premium payments and other expenses, anticipated death benefits and the market for similar policies. Unrealized gains and losses are recorded based on changes in fair value.  Realized gains and losses are recorded only upon sale, lapse of policy or receipt of policy proceeds related to the respective life insurance settlement contract.  Such gains or losses are computed by comparison of the cost of the contract to the proceeds, if any, less any costs incurred in the disposition.

Report of Independent Registered Accounting Firm

8.
We note that audit opinions for investment companies are required to state that all securities were confirmed at year end.  Please explain why the audit opinion included in the 2010 10-K did not include such a statement.

Response:  Ameritrans is a closed-end fund, not a registered investment company (i.e., mutual fund). Therefore, such language regarding securities being confirmed is not part of the standard audit report included in Form 10-K for such companies.  However, Ameritrans is required to submit a separate Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies three times a year, which are filed as Form N-17f-2.  Those custody reports include an opinion issued by our auditors which makes the appropriate reference to confirmation and reconciliation of all securities in connection with those filings.

Statement of Assets and Liabilities

9.
We note that Ameritrans’ statement of assets and liabilities does not include a payable for premiums due under the life insurance settlement contracts.  Please advise the Staff whether a payable for life settlement premiums should have been recorded in the statement of assets and liabilities and, if not, explain why no payable was recorded (particularly in the case of premiums payable during the current year).  In providing such explanation, please discuss whether Ameritrans or some other party is responsible for paying premiums, how premiums are accounted for and recorded and why there is no expense recorded for life settlement premiums.

Response:  The Company is responsible for premium payments in connection with its life insurance settlement contracts.  However, no liability for such premiums is recorded or should be recorded in the statement of assets and liabilities.  Similarly, no expense related to such premiums is recorded or should be recorded in the statement of assets and liabilities.  Rather, we account for life insurance settlement policy premiums as follows:

a)	Premiums are paid in advance of their due date and included as additional cost of the respective life insurance settlement contract.
b)	All future premiums (based on life expectancy) are discounted to present value and used as a factor in computing the fair value of the individual contract.
c)	At each reporting date, the fair value of each individual contract is compared with the aggregate cost of such contract and the difference is recorded as an unrealized gain or loss.

10.
Please advise the Staff whether any of the cash reflected in Ameritrans’ statement of assets and liabilities is restricted in any way and whether any of the cash reflected in the statement of assets and liabilities represents short-term investments.  With a view towards future disclosure, we note that short-term investments must be presented as such in the Company’s statement of assets and liabilities.

Response:  As of June 30, 2010, Ameritrans’ cash and cash equivalents consisted of cash aggregating $6,992,156 and a certificate of deposit in the amount of $370,335.   Such certificate of deposit was security for loans outstanding aggregating $370,000 that were paid in full in August 2010.  In future relevant filings with the SEC, the Company will segregate and disclose any restricted cash in a separate line item in its financial statements.

11.
We note that investment company financial statements must include a line item separately showing any payables due to affiliates.  Please advise the Staff of any payables to affiliates that were required to be reflected in the financial statements or confirm that there were none.

Response:  As of June 30, 2010, Ameritrans had no receivable from, or payable to, affiliates other than certain amounts included in Notes Payable. The amounts of such related-party notes were disclosed in Note 5 to the Consolidated Financial Statements.  The Company will present payables to affiliates, if any, as a separate line item in our statement of assets and liabilities in future relevant filings with the SEC.

12.
Please advise the Staff whether the Company has appropriate asset coverage for a business development company (“BDC”).  Your response should discuss whether the debenture payable to the SBA is exempt for purposes of calculating asset coverage.

Response:  As of June 30, 2010, the Company had sufficient “asset coverage” (as defined in Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”)) for a BDC pursuant to Section 18 of the 1940 Act, as modified by Section 61 of the 1940 Act.  Debentures payable to the SBA by our wholly-owned subsidiary Elk Associates Funding Corporation (“Elk”) are excluded for purposes of calculating asset coverage for Ameritrans pursuant to an exemptive order granted by the SEC that exempts subordinated SBA debentures, preferred stock guaranteed by or issued to the SBA by Elk and Elk bank borrowings from the asset coverage requirements of the 1940 Act.  Additionally, this exemptive order applies to any future Elk SBIC subsidiaries.

Statement of Operations

13.
We note that the fund’s professional fees appear to be relatively high given the fact that the Company did not conduct any offerings during the period covered by the report.  Please explain the nature of the Company’s professional fees and the reasons they were relatively high during the period covered by the report.

Response:  As disclosed under Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2010 10-K, professional fees decreased in fiscal 2010 by approximately $555,000, or 33%, from the prior fiscal year and were comprised of the following: accounting fees of $201,950 for an out-sourced controller, consulting fees related to compliance with Sarbanes Oxley of $205,875, enterprise risk assessment fees of $27,775, audit and audit-related fees of $195,412, legal fees of $412,299 due, primarily, to general legal matters, as well as additional legal fees in connection with life settlement-related matters of $65,401. Each of these items decreased when compared with the same expense categories in the prior fiscal year.

14.
We note that expenses constituting greater than 5% of total expenses should be presented as separate line items in your statement of operations.  Please advise the Staff whether any fees or expenses constituted greater than 5% of the total expenses for the periods presented.

Response:  No other expense item amounted to greater than 5% of the Company’s total expenses except legal fees, as noted above, and expenses presented as a separate line item in the Company’s statement of operations included in the 2010 10-K.  In future relevant filings with the SEC, Ameritrans will state separately any other expense item the amount of which exceeds five percent of the total expenses shown in its statement of operations.

Statement of Changes in Net Assets

15.
We note that Regulation S-X requires disclosure of the nature of any distributions (e.g. whether they constituted return of capital, capital gains distributions or income distributions).  Please advise the Staff of the nature of the distributions reflected in the Company’s statement of changes in net assets and confirm that Ameritrans will provide the nature of any such distributions in future relevant filings with the SEC.

Response:  As disclosed in Note 9 of the Notes to Consolidated Financial Statements included in the 2010 10-K, all distributions paid during the Company’s fiscal year ended June 30, 2010 were (a) dividends paid on preferred stock and (b) a return of capital.  The Company will state the nature of any such distributions in its statement of changes in Net Assets included in future relevant filings with the SEC.

Schedule of Investments

16.
We note that a majority of the Company’s investments are valued at par.  Please explain the valuation methodology used to value these assets and explain whether any such investments are generating income.  To the extent any investments are not generating income because they are non-performing, please explain why the investment is valued at par.

Response:  As discussed in Note 1 to the Company’s Consolidated Financial Statements, the Company “recognizes income on loans classified as non-performing only to the extent that the fair market value of the related collateral exceeds the specific loan balance. Loans that are not fully collateralized and in the process of collection are placed on nonaccrual status when, in the judgment of management, the collectability of interest and principal is doubtful.”  Accordingly, an investment may no longer be generating or accruing additional income, but may still be carried at par if collateral is sufficient.

17.	With a view towards future disclosure, please advise the Staff whether there have been any changes in the creditworthiness of Ameritrans’ borrowers.

Response:  The Company is not aware of any changes in the creditworthiness of its borrowers except as reflected in its financial statements, including the notes thereto. To the extent material, the Company will provide disclosure regarding changes in the creditworthiness of Ameritrans’ borrowers in future relevant filings with the SEC.

18.	With a view towards future disclosure, please clarify the specific investments that are on non-accrual or partial accrual.

Response:  On the schedule of investments in the 2010 10-K, the Company identified each investment that is on non-accrual status by reference to footnote (6) on that schedule.  The Company will continue to disclose the specific investments that are on non-accrual or partial accrual in future relevant filings with the SEC.

19.
Please advise the Staff of the nature of income from Ameritrans’ investments (e.g., is income payable in kind, in cash, or a combination thereof).  We note that the nature of income from your investments and rates of PIK and regular interest must be disclosed in the Company’s financial statements.

Response:  The interest rates shown for each of the investments on the Statement of Investments comprised the aggregate interest rate for both regular interest and PIK. At June 30, 2010, the Company had only two investments that had PIK interest: Charlie Brown’s Acquisition Company and Alpha Media Group, Inc.  In the case of Charlie Brown’s Acquisition Company all of the interest is PIK and for Alpha Media Group, Inc. the PIK rate was 8% and regular interest had a rate of 4%. The Company will provide disclosure regarding the respective PIK and regular interest rates for each affected investment in future relevant filings with the SEC.

20.	Please advise the Staff whether income is accrued at full interest rates.

Response:  The Company accrues income at full interest rates unless loans are classified as non-performing in accordance with the Company’s income recognition policy as disclosed in Note 1 to the Company’s Consolidated Financial Statements.

21.
We note that investments in restricted securities must be identified as such in the Company’s schedule of investments (see Rule 12-12 of Regulation S-K).  Please advise the Staff whether any of the securities owned by the Company are restricted.  In that regard, the Staff noted that restricted securities are subject to certain disclosure requirements under Rule 12-12 of Regulation S-X.

Response:  At June 30, 2010, the Company owned no restricted securities.

22.
Please clarify the meaning of the Company’s disclosure that “unless otherwise noted, all investments are pledged as collateral for the Notes Payable, Banks (see Note 5 to the consolidated financial statements).”  In providing such clarification, please discuss why the collateral value appears to be significantly higher than the balance of the loan secured by such collateral (based on the loan balance disclosed in the 2010 10-K).

Response:  The Company’s historical loan agreements with its lending banks required the Company pledge substantially all of the Company’s assets, including its investments, as collateral to secure the Company’s performance of its obligations under its lines of credit.  Such loan agreements initially permitted the Company to borrow significantly larger amounts than the amount of borrowings outstanding as of June 30, 2010, primarily to facilitate the Company’s taxicab medallion loan business, which the Company exited in the fiscal year ended June 30, 2009.  Although the Company paid down approximately $28 million of the bank credit lines when it sold substantially all of its taxicab medallion loans, many of the terms of the underlying credit agreements remained in effect, including provisions related to the collateral securing the Company’s obligations thereunder.  As disclosed in Note 5 to the Company’s Consolidated Financial Statements, the Company repaid in full its outstanding indebtedness under the bank loans as of August 31, 2010 and, thereafter, the related credit agreements expired by their terms.

Notes to Consolidated Financial Statements

23.	Please explain the nature of and necessity for any reclassification described in Note 1 to the Company’s Consolidated Financial Statements.

The Company reclassifies certain amounts from prior years in its financial statements for several reasons. One such reason is that such amount is de minimus. An example of such is the reclassification of $28,325 of assets acquired in satisfaction of loans that appeared as a separate line item in the Company’s 2009 Form 10-K statement of assets and liabilities that was reclassified to prepaid expenses and other assets in 2010. Another reason for reclassification is the materiality of an item in the current year that was less material in the prior. An example of this is the line item of Advisory Fees of $363,466 that appears in the statement of operations in the Company’s 2010 Form 10-K. In 2009, the advisory fees were $144,758 and didn’t meet the 5% threshold for separate disclosure. Accordingly, in 2009, advisory fees were combined in professional fees. In 2010, the advisory fees exceeded the 5% criterion and were, therefore, shown separately. The 2009 amount was reclassified for comparative purposes.

24.
With a view towards future disclosure, please explain whether and how all expenses payable to the receiver have been taken into account in valuing the life insurance settlement contracts or explain why amounts payable to the receiver have not been taken into account in such valuation.  Please also explain, and confirm that you will revise future disclosure to clarify the fees or expenses that Ameritrans may be required to pay to the receiver in the future.  In addition, please describe, with a view towards future disclosure, any actuarial or similar reports that Ameritrans used as inputs in valuing the life insurance settlement contracts and how the costs of obtaining such reports factor into the valuation calculation.

The amount of $30,000 that was paid to the Receiver (as cited in Note 2 to the Company’s Consolidated Financial Statements as reimbursement for certain expenses incurred by the Receiver) was charged to expense in the period in which it was paid. All future payments to the Receiver, viz., the 20% of proceeds from the life insurance settlement contracts, have been factored into the fair value determination by applying a 20% reduction to the otherwise calculated fair values of the respective policies. As stated in Note 1 to the Company’s Consolidated Financial Statements, the Company uses various factors in estimating the fair values of its investment in life insurance policies, including actual premiums paid, anticipated life expectancies, future premium payments, anticipated death benefits and the market for similar policies.   Support for such calculations is found in actuarial reports and medical examination reports. The costs of such reports are relatively immaterial and are expensed as incurred. The Company confirms that it will explain and revise disclosure, as needed, to clarify future fees or expenses that Ameritrans may be required to pay to the receiver in future relevant filings with the SEC.

25.	Please explain whether the Company’s decision to exit the life settlement insurance contract business has affected the valuation of its remaining life insurance settlement contracts.

Response:  The Company’s decision to exit the life settlement contract business has had no material effect on the valuation of its remaining life insurance settlement contracts inasmuch as such contracts remain in force and the Company continues to make premium payments thereunder.

26.
Please confirm that in future relevant filings with the SEC, Ameritrans will disclose the tax basis of any distributable income as required by the audit guide for investment companies.  Such disclosure should state the cost for tax purposes of any unrealized appreciation or depreciation.

Response:  We direct the Staff’s attention to Note 9 to the Company’s Consolidated Financial Statements, in which the Company provides relevant disclosure in connection with the tax basis of any distributable income.  Unrealized appreciation and depreciation of investments is not recognized for tax purposes. Even excluding unrealized depreciation on investments, the Company incurred a loss and, therefore, there was no distributable income for the year ended June 30, 2010. The Company confirms that it will disclose any distributable income, as adjusted by any unrealized appreciation or depreciation of investments in future relevant filings with the SEC.

27.	Please advise the Staff whether there have been any changes in its advisory agreement since June 30, 2010.

Response:  In response to the Staff’s request, the Company confirms that there have been no changes to its advisory agreement since June 30, 2010.  However, as previously disclosed, on April 15, 2011, the Company notified Velocity that the Company is terminating its advisory agreement effective as of the initial closing of the transactions contemplated by the Stock Purchase Agreement, dated April 12, 2011, between the Company and Renova U.S. Holdings Ltd.  That transaction has not yet closed.

28.
Please advise the Staff whether the advisory fee payable to Velocity is disclosed in the notes to your financial statements.  With a view towards future disclosure, please explain how the advisory fee is calculated and disclose which fees have been paid, accrued or otherwise not paid.

Response:  As disclosed in Note 2 to the Company’s consolidated financial statements, the Company accrued fees aggregating $282,000 in connection with its advisory agreement. In addition, in the statement of operations, the Company has separately disclosed the aggregate fees of $343,466 earned by Velocity for the fiscal year ended June 30, 2010. In future relevant filings with the SEC, we will disclose that advisory fees payable to Velocity are comprised of (a) a base fee of 1.5% per annum, calculated quarterly, of the value of the Company’s corporate loan portfolio; (b) an income-based fee of 5% per annum, calculated quarterly, computed on interest and dividends earned from the Company’s corporate loan portfolio and (c) a capital gains fee of 17.5% based on capital gains generated from the Company’s corporate loan portfolio.

29.	Please advise the Staff which investments constitute the Company’s Level 1 investments.

Response:  The Company’s Level 1 investments at June 30, 2010 are comprised of our investments in Kratos Defense and Security Solutions, Inc. ($1,268,750) and Fusion Telecommunications ($11,158), aggregating $1,279,908.  The Company will disclose which investments constitute the Company’s Level 1 investments in future relevant filings with the SEC.

30.
We note that ASC 820 requires disclosure of all inputs used to value Level 3 assets.  With a view towards future disclosure, please provide more detailed information regarding the inputs and methodologies used to value Level 3 assets.

Response:  In future relevant filings with the SEC, the Company will disclose that our Level 3 investments require significant judgments by our investment committee, our investment advisor and management and include market price quotations from market makers, original transaction price, recent transactions in the same or similar investments, financial analysis, economic analysis and related changes in financial ratios or cash flows to determine fair value. Such investments may also be discounted to reflect observed or reported illiquidity and/or restrictions on transferability.

31.	We note that the aggregate net unrealized loss for investments valued using Level 3 inputs of $3.4 million is inconsistent with Ameritrans’ financial statements. Please explain this discrepancy.

Response:  As disclosed in Note 2 to the Company’s Consolidated Financial Statements, the Company incurred an aggregate net unrealized loss on the investments that use Level 3 inputs of $3,427,569.  In addition, the Company incurred an aggregate net unrealized loss on the investments that use Level 1 inputs of $337,119. The total of the aggregate net unrealized losses on the investments that use Level 1 and Level 3 inputs was $3,764,688 as shown on the Company’s statement of assets and liabilities (and is the difference between total investment cost and total investment value as shown on the schedule of investments) for the year ended June 30, 2010.

32.
Please confirm that, in future relevant filings with the SEC, Ameritrans will provide at least five years of Financial Highlights in accordance with the requirements of the investment company audit guide.

Response:  The Company confirms that it will provide at least five years of Financial Highlights in accordance with the requirements of the investment company audit guide in future relevant filings with the SEC.

*           *           *           *           *

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K, (ii) staff comments or changes made in response to staff comments do not foreclose the SEC from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard L. Feinstein
Richard L. Feinstein,
Senior Vice President – Finance/CFO